Exhibit 99.1

Ballard-Powered New Flyer Fuel Cell Electric Buses Ready to Deliver Zero-Emission Transit Throughout United States

VANCOUVER and ALTOONA, PA, Feb. 12, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the New Flyer Industries Canada ULC and New Flyer of America Inc. (collectively "New Flyer") 40-foot and 60-foot Xcelsior fuel cell-electric buses (FCEBs), powered by Ballard FCveloCity®-HD 85 kilowatt (kW) modules, have completed rigorous testing at The Altoona Bus Research and Testing Center under a program established by the Federal Transit Administration (FTA).

With this important accomplishment, New Flyer's 40-foot and 60-foot FCEBs, using Ballard's FCveloCity® -HD 85kW module, are commercially available for sale utilizing FTA funding. Both models will also be eligible for California's Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). HVIP is part of California Climate Investments, a statewide program that puts billions of cap-and-trade dollars to work reducing greenhouse gas emissions, strengthening the economy and improving public health and the environment — particularly in disadvantaged communities.  The current $300,000 voucher incentive covers 40-foot transit buses and Class 8 trucks powered exclusively by hydrogen fuel cells. Both funding opportunities enable transit agencies to support the transition to zero-emission operations.

New Flyer's Xcelsior FCEBs offer a complement of important advantages to battery-electric alternatives, including: extended range in excess of 260 miles; rapid refueling with hydrogen in less than 10-minutes; 95% material recycling; and full route flexibility.

Rob Campbell, Ballard's Chief Commercial Officer said, "This is an exciting development for New Flyer and we are very pleased to be working with this dynamic, leading bus OEM. Frost & Sullivan projects that 40% of new heavy duty transit buses in the U.S. will be electric by 2022. Ballard provides zero-emission, high performance fuel cell modules to power FCEBs within this rapidly-growing transit segment."

Chris Stoddart, President of New Flyer noted, "New Flyer, along with many major automotive manufacturers, strongly believes that hydrogen and fuel cell technology remains a viable complementary electric propulsion option for clean cities with extended range operations. We celebrate this important milestone in deploying zero-emission bus propulsion technology on a proven, safe, and reliable bus platform."

As cities and new regulations push transit agencies to accelerate the transition of bus fleets to zero emission vehicles, FCEBs – powered by Ballard's FCveloCity®-HD module – will offer a one-to-one replacement for diesel and CNG buses, with no compromise in terms of service and no road-side recharging infrastructure.

Testing at the Altoona, Pennsylvania facility included evaluations of safety, structural integrity and durability, reliability, performance, maintainability, noise, fuel economy, and braking.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:01e 12-FEB-19